Lipman Electronic Engineering Ltd.

June 10, 2005

Dear Shareholder,

Re:    Proxy Statement - Special Meeting of Shareholders

You are cordially invited to attend the Annual Meeting of Shareholders (the "Meeting") of Lipman Electronic Engineering Ltd. to be held at Lipman's executive offices at 11 Haamal Street, Rosh Haayin Israel, on July 6, 2005, at 5:00 p.m. local time, for the following purposes:

(i)    To elect the following persons to serve as directors until the next Annual General Meeting of Shareholders: Jacob Perry, Meir Shamir, Ishay Davidi, Aharon Lipman, Rami Lipman, Mordechai Gorfung, Jonathan Kaplan and David Rubner.

(ii)    To appoint Kost Forer Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company's independent auditors for the year ending December 31, 2005 and authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the auditors' compensation.

(iii)    To approve an option grant to two non-employee directors and to approve the remuneration of one of these directors.

(iv)    To increase the number of options available for grant under the Company's 2004 Share Option Plan by 150,000.

(v)    To receive and discuss the Company's audited financial statements for the year ended December 31, 2004.

Lipman's Board of Directors recommends a vote FOR approval of each of items (i) to (iv). Item (v) does not need an approval, as the Company's audited financial statements were approved by the Board of Directors

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend in person, it is important that your shares be represented. Accordingly, please sign and date the enclosed Proxy Card and then, at your earliest convenience, mail it in the envelope provided.

Thank you for your cooperation.

Sincerely,
Jacob Perry Chairman of the Board